14042217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 28 2014

SEC FILE NUMBER
8-21374

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WRP Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway, Suite 700
(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Wagstaff (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TJ 12/2/14

DD 12/2/14

OATH OR AFFIRMATION

We, David M. Pintaric and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WRP Investments, Inc., as of September 30, 2014, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Signature

President- WRP Investments, Inc.
Title

Signature

Treasurer- WRP Investments, Inc.
Title

NOTARIAL SEAL
STATE OF OHIO

JEANETTE JAFFEE
Notary Public
In and for the State of Ohio
My Commission Expires
April 15, 2015

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Operations
(d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholder's Equity
X (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
X (g) Statement of Cash Flows
X (h) Computation of Net Capital Pursuant to Rule 15c3–1
(i) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3
(j) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
(k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
(l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (m) An Oath or Affirmation
(n) A copy of the SIPC Supplemental Report
(o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

OATH OR AFFIRMATION

We, David M. Pintaric and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WRP Investments, Inc., as of September 30, 2014, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

____
Signature

President- WRP Investments, Inc.
Title

____
Signature

Treasurer- WRP Investments, Inc.
Title

STATE OF ALABAMA NOTARY PUBLIC
MARIE A. JOHNSON
My Commission Expires
August 15, 2018

____
Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Operations
(d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholder's Equity
X (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
X (g) Statement of Cash Flows
X (h) Computation of Net Capital Pursuant to Rule 15c3–1
(i) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3
(j) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
(k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
(l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (m) An Oath or Affirmation
(n) A copy of the SIPC Supplemental Report
(o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
WRP Investments, Inc.

We have audited the accompanying financial statements of WRP Investments, Inc. (an Ohio corporation), which comprise the statement of financial condition as of September 30, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the three months then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to financial statements and supplemental information. WRP Investments, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of WRP Investments, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the three months then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of WRP Investments, Inc. financial statements. The supplemental information is the responsibility of WRP Investments, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

Birmingham, Alabama
November 25, 2014

WRP INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Sterne Agee Financial Services, Inc.)

Statement of Financial Condition

September 30, 2014

Assets		
Cash and cash equivalents	$	214,685
Due from Parent company		1,020,452
Other assets		73,566
Total assets	$	1,308,703
Liabilities and Stockholder's Equity		
Total liabilities		-
Stockholder's equity:		
Common stock, $5.00 par value. 100 shares authorized, issued, and outstanding		500
Additional paid-in capital		106,465
Retained earnings		1,201,738
Total stockholder's equity		1,308,703
Total liabilities and stockholder's equity	$	1,308,703

See accompanying notes to financial statements.

WRP INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Sterne Agee Financial Services, Inc.)

Statement of Operations

For the three-months ended September 30, 2014

Revenues:	
Commissions	$ 9,404,299
	9,404,299
Expenses:	
Payments to financial advisors and third-party marketers	8,582,640
Employee compensation and benefits	292,510
Brokerage clearing fees	103,971
Occupancy and equipment rental	44,203
Communications	34,766
Other administrative	560,914
	9,619,004
Loss before income taxes	(214,705)
Income tax benefit	(73,561)
Net loss	$ (141,144)

See accompanying notes to financial statements.

WRP INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Sterne Agee Financial Services, Inc.)

Statement of Changes in Stockholder's Equity

For the three-months ended September 30, 2014

	Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at June 30, 2014	$ 500	$ 106,465	$ 1,342,882	$ 1,449,847
Net loss	—	—	(141,144)	(141,144)
Balance at September 30, 2014	$ 500	$ 106,465	$ 1,201,738	$ 1,308,703

See accompanying notes to financial statements.

WRP INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Sterne Agee Financial Services, Inc.)

Statement of Changes in Liabilities

Subordinated to Claims of General Creditors

For the three-months ended September 30, 2014

There were no liabilities subordinated to claims of general creditors as of September 30, 2014 and for the three-months then ended.

See accompanying notes to financial statements.

WRP INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Sterne Agee Financial Services, Inc.)

Statement of Cash Flows

For the three-months ended September 30, 2014

Cash flows used in operating activities:		
Net loss	$	(141,144)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income tax benefit		(73,561)
Other assets		1,318,720
Due from Parent company		(1,020,452)
Other liabilities		(809,624)
Net cash used in operating activities		(726,061)
Net decrease in cash and cash equivalents		(726,061)
Cash and cash equivalents, beginning of period		940,746
Cash and cash equivalents, end of period	$	214,685

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

WRP Investments, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Financial Services, Inc. (SAFS or the Parent), is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). SAFS is a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group). The Company's principal business activities include the execution of securities transactions for institutional and retail customers, as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of financial advisors and third-party marketing agreements with various banks. All securities transactions are settled through an affiliated clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SALI), an affiliate, to serve as the clearing and carrying broker, to clear and perform the majority of other back office operations, and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the SEC. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no significant losses under this agreement.

(b) Use of Estimates in Financial Statements

The accounting principles used in preparing the financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP) and with general practices followed by broker/dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, intangibles, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less.

(d) Accounting for Securities Transactions and Other Activity

Commission revenue and related expenses are recorded on a trade-date basis. Receivables/payables with broker/dealers, if any, are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

(e) Other Assets

Other assets consist primarily of deferred income taxes.

(f) Revenue Recognition

Investment advisory referral revenues are based on client portfolios managed by the Company's affiliated registered investment advisor firm, Sterne Agee Asset Management, Inc. (SAAM). The Company's financial advisors (registered representatives) are dually licensed with the Company and as an advisor representative of SAAM.

Insurance sales commission income is recognized upon receipt of commissions. Provision is made for commission return as a result of policy terminations, as applicable.

(g) Subsequent Events

The Company has evaluated subsequent events and their potential effects on these financial statements through the date of the issued financial statements. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the September 30, 2014 financial statements.

(h) Recent Accounting Pronouncements

Accounting Changes

In January 2013, the FASB issued new balance sheet guidance related to clarifying the scope of disclosures about offsetting assets and liabilities. The update further defined that prior offsetting assets and liabilities guidance applies only to derivatives, repurchase and reverse purchase agreements, and securities borrowing and lending transactions that are either offset in accordance with specific criteria contained in the FASB guidance or subject to a master netting arrangement or similar agreement. The Company adopted the provisions of the new guidance on October 1, 2013. The adoption of this guidance did not have a material impact on the Company's financial condition, results of operations, or cash flows.

Accounting Changes Issued Not Currently Effective

In July 2013, the FASB issued final guidance on the presentation of certain unrecognized tax benefits in the financial statements. This guidance requires unrecognized tax benefits to be presented as a decrease in a deferred tax asset for a net operating loss carryforward, similar tax loss or tax credit carryforward if certain criteria are met. In situations in which a net operating loss carryforward, a similar tax loss or tax credit carryforward is not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with deferred tax assets. This guidance is effective for the company for fiscal year 2016. The adoption is not expected to materially affect the Company's financial condition, results of operations, or cash flows.

In August 2014, the FASB issued new accounting guidance that requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern. The guidance is intended to incorporate into GAAP a requirement that management perform a going concern evaluation similar to the auditor's evaluation required by

standards issued by the Public Company Accounting Oversight Board ("PCAOB") and American Institute of Certified Public Accountants ("AICPA"). The guidance is effective for the company in fiscal year 2017. Early application is permitted. The adoption is not expected to materially affect the Company's financial condition, results of operations, or cash flows.

In May 2014, the FASB and the International Accounting Standards Board ("IASB") jointly issued a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance under U.S. GAAP and International Financial Reporting Standards ("IFRS"). The standard's core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initial application recognized at the date of initial application for fiscal years and interim periods within those years beginning after December 15, 2016. Early application is not permitted. The Company is in the process of reviewing the potential impact the adoption of this guidance will have to its financial statements.

(2) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2014, the Company had net capital of $214,685, which was $164,685 in excess of required net capital.

The Company claims an exemption from the provisions of the SEC's Customer Protection – Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(3) Commitments and Contingencies

The Company, in its capacity as a broker/dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's results of operations or financial position.

(4) Related-Party Transactions

SAFS, SALI and SA Group provide management, consulting, and financial services to the Company. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company. Payment for management fees and special services included in other administrative expenses was $299,276 in 2014.

SAFS, SALI and SA Group provide office space, communications, and clearing services to the Company in the normal course of operations. These amounts are primarily allocated expenses from SALI and SA Group and represent all of the expenses captioned as occupancy and equipment rental, communications, and brokerage clearing fees in the accompanying statement of operations.

Additionally, SALI, in its capacity as the clearing firm for the Company, charges clearing fees for such services. The Company records these fees in the brokerage clearing fees caption in the accompanying statement of operations.

(5) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws, and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The components of income tax expense (benefit) from continuing operations are as follows:

		September 30, 2014
Current income tax expense:		
Federal	$	-
State		-
Total		-
Deferred income tax benefit:		
Federal		(72,826)
State		(735)
Total		(73,561)
Total benefit	$	(73,561)

Total income tax expense differed from the amount computed using the applicable statutory federal income tax rate of 35% in 2014, and was applied to pretax income for the following reasons:

		September 30, 2014
Income tax benefit at statutory rate	$	(75,147)
Increase resulting from:		
Effect of rates different from statutory		2,142
State income tax, net of federal benefit		(735)
Meals and entertainment		179
Total	$	(73,561)

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. The net deferred tax asset is recorded in Other Assets in the statement of financial condition; accordingly the Company has recorded the following:

		September 30, 2014
Deferred tax asset:		
Federal	$	72,826
State		735
Total deferred tax asset		73,561
Deferred tax liability:		
Federal		-
State		-
Total deferred tax liability		-
Net deferred tax asset	$	73,561

The tax effects of each type of income and expense item that gave rise to deferred taxes are:

		September 30, 2014
Net operating loss carryforwards	$	73,561
Total	$	73,561

Management has concluded that the realization of deferred tax assets is more likely than not; accordingly, there were no valuation allowances at September 30, 2014 and there was no change in the valuation allowance for the year ended September 30, 2014.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2014, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to 2009 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities. The Company accounts for interest and penalties as a component of income tax expense. The Parent has filed tax returns through fiscal year ended September 30, 2013.

(6) Reconciliation of Statement of Financial Condition

There are no materials differences between the statement of financial condition and the corresponding statement prepared by WRP Investments, Inc. and included in the Company's unaudited amended Part II FOCUS Report as of September 30, 2014, filed by the Company on November 25, 2014.

Schedule I

WRP INVESTMENTS, INC.
(A Wholly Owned Subsidiary of Sterne Agee Financial Services, Inc.)

Computation of Net Capital

Pursuant to Rule 15c3-1

September 30, 2014

Computation of net capital:		
Total stockholder's equity	$	1,308,703
Deductions:		
Nonallowable assets:		
Due from Parent		1,020,452
Other assets		73,566
Total deductions		1,094,018
Net capital before haircuts on securities positions		214,685
Haircuts on securities		—
Net capital		214,685
Computation of minimum net capital requirements:		
Minimum dollar net capital requirement per Rule 15c3-1		50,000
Excess net capital above required minimum net capital (defined as net capital less net capital requirement)	$	164,685

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by WRP Investments, Inc. and included in the Company's unaudited amended Part II FOCUS Report as of September 30, 2014, filed by the Company on November 25, 2014.

See accompanying report of independent registered public accounting firm.

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of WRP Investments, Inc.

We have reviewed management's statements, included in the accompanying WRP Investments, Inc. Exemption Report, in which (1) WRP Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which WRP Investments claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) WRP Investments, Inc. stated that WRP Investments, Inc. met the identified exemption provisions for the period from July 1, 2014 through September 30, 2014 without exception. WRP Investments Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WRP Investments, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Birmingham, Alabama
November 25, 2014

WRP Investments, Inc.
Exemption Report

November 25, 2014

Pursuant to Securities Exchange Act Rule 17a-5, "Reports to be made by certain brokers and dealers", WRP Investments, Inc. ("the Firm"), states that to the best of its knowledge and belief:

(1) The Firm has identified the following provision of 17 C.F.R. 240.15c3-3(k) under which it has claimed an exemption from 17 C.F.R. 15c3-3: 15c3-3(k)(2)(ii), "the exemption provision"; and

(2) The Firm has met the identified exemption provision from June 1, 2014 – September 30, 2014, with the following exceptions:

None

Signature ______________________

Name: C. Fred Wagstaff, III

Title: Treasurer

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
Related to the Securities Investor Protection Corporation
Assessment Reconciliation

To the Board of Directors
WRP Investments, Inc.
4407 Belmont Ave
Youngstown, OH 44505

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the three months ended September 30, 2014, which were agreed to by WRP Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating WRP Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). WRP Investments, Inc.'s management is responsible for the WRP Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [*We agreed the September 30, 2014, Form SIPC-7 payment of $3,056 to check #253886 and traced this payment as recorded to the S.I.P.C. insurance expense account 69030 in the general ledger system of Sterne Agee Clearing, Inc. on November 25, 2014.*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the three months ended September 30, 2014 (for Statement of Income (Loss) amounts that are presented on a quarterly basis in the Form X-17A-5, we aggregated the amounts for the periods presented for the period July 1, 2014 through September 30, 2014), as applicable, with the amounts reported in Form SIPC-7 for the three months ended September 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [*We agreed all adjustments to the trial balance noting clerical accuracy and recalculated the fee paid to the Securities Investor Protection Corporation*] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

November 25, 2014

Public Filings sent 1/5/14				
SEC File #	Company Name	Period End Date	Date sent to LABAT	Filing Type
8-47195	George K. Baum & Company	10/31/2014	1/5/14	PUBLIC
8-10646	Hefren-Tillotson Inc.	10/31/2014	1/5/14	PUBLIC
8-18333	CIBC World Markets Corp. and Subsidiarises	10/31/2014	1/5/14	PUBLIC
8-112060	National Pension & Group Consultants, Inc.	4/30/2013	1/5/14	PUBLIC
8-67910	BrightChoice Financial LLC	10/31/2014	1/5/14	PUBLIC
8-32099	Lawson Finanical Corporation	9/30/2014	1/5/14	PUBLIC
8-38164	American Investors Group Inc.	10/31/2014	1/5/14	PUBLIC
8-43093	Weitzel Financial Services Inc.	10/31/2014	1/5/14	PUBLIC
8-48506	Douglas Scott Securities Inc.	10/31/2014	1/5/14	PUBLIC
8-36747	TD Securities (USA) LLC	10/31/2014	1/5/14	PUBLIC
8-3716	Scotia Capital USA Inc.	10/31/2014	1/5/14	PUBLIC
8-50033	GWM Group Inc.	10/31/14	1/5/14	PUBLIC